January 26, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Animal Health International, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-137656)

Ladies and Gentlemen:

As Representatives of the several underwriters of the proposed public offering of up to 11,800,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. eastern time on January 30, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 16, 2007 through the date hereof:

Preliminary Prospectus dated January 16, 2007:

9,309 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

J.P. MORGAN SECURITIES INC.
WILLIAM BLAIR & COMPANY, L.L.C.
PIPER JAFFRAY & CO.
ROBERT W. BAIRD & CO. INCORPORATED

By:	J.P. Morgan Securities Inc.

By:	/s/ David McCollough
	Name:	David McCollough
	Title:	Executive Director